

April 4, 2014

Via Email
Leo Ou Chen
Chief Executive Officer
Jumei International Holdings Limited

20th Floor, Tower B, Zhonghui Plaza
11 Dongzhimen South Road, Dongcheng District
Beijing 100007
The People's Republic of China

> **Re:** **Jumei International Holdings Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted March 20, 2014**
> **CIK No. 0001597680**

Dear Mr. Chen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Corporate History and Structure, page 64

1. We note your response to comment 6. Please make clear whether you have received approvals for your investments in your wholly owned subsidiaries with business that fall in the restricted category under the Catalog, namely, Shanghai Paddy and Tianjin Darren.

Consolidated Financial Statements, page F-2

Consolidated Statements of Comprehensive Income/Loss, page F-5

2. We note your response to comment 25 in our letter dated February 26, 2014. Please include the unaudited pro forma basic and diluted net income per ordinary share reflecting the effect of the conversion of Redeemable Preferred Shares in Selected Financial Data.

Notes to Consolidated Financial Statements, page F-8

1. Organization and Principal Activities, page F-8

3. We reviewed your revised disclosure in response to comment 26 in our letter dated February 26, 2014. Please expand your disclosure to state, if true, that the financial statements assume the previously separate entities are combined for all periods presented. If this is not the case, please tell us why.

Exhibit 8.1

4. Please have counsel revise its opinion to provide an opinion as to the material tax consequences under applicable U.S law. Please refer to Section III of Staff Legal Bulletin No. 19, which is available on our website. The currently proposed opinion as to the fairness and accuracy of the tax summary in the prospectus is not acceptable. Please refer to Section III.C.2 of Staff Legal Bulletin No. 19.

Exhibit 99.2

5. We note counsel's limitation of the opinion on page 4, stating that it may not to be relied upon by anyone. Investors are entitled to rely upon the opinion. Therefore, please file a revised legal opinion that does not restrict investor reliance.

Please contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna Di Silvio, Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dieter King, Legal Branch Chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director